UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901164	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 901164	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 901164	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 6

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,999,258
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,999,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,999,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 7

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 901164	SCHEDULE 13D	Page 8

1	NAME OF REPORTING PERSONS Greenstar II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 9

1	NAME OF REPORTING PERSONS Greenstar II Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 244,245,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 244,245,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,245,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON HC and CO

CUSIP No. 901164	SCHEDULE 13D	Page 10

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 311,244,711
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 311,244,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,244,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14	TYPE OF REPORTING PERSON HC and CO

This Amendment No. 9 (this “Amendment”) is being filed by Greenstar Canada Investment Limited Partnership (“Greenstar LP”), Greenstar Canada Investment Corporation (“GCIC”), Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited, CBG Holdings LLC (“CBG”), Greenstar II LLC (“GII”), Greenstar II Holdings LLC (“GIIH”), and Constellation Brands, Inc. (“Constellation”) (collectively, the “Reporting Persons”), pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends the Schedule 13D filed on July 17, 2018 by Greenstar LP, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation (the “Initial Schedule 13D”), as the Initial Schedule 13D was amended by (i) Amendment No. 1 filed on August 16, 2018 (the “First Amendment”), by the Reporting Persons (other than GII and GIIH), (ii) Amendment No. 2 filed on November 2, 2018 (the “Second Amendment”) by CBG and Constellation, (iii) Amendment No. 3 filed on December 3, 2018 (the “Third Amendment”) by the Reporting Persons (other than CBG, GII and GIIH), (iv) Amendment No. 4 filed on July 3, 2019 (the “Fourth Amendment”) by the Reporting Persons (other than GII and GIIH); (v) Amendment No. 5 filed on May 4, 2020 (the “Fifth Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); (vi) Amendment No. 6 filed on April 29, 2021 (the “Sixth Amendment”) by the CBG, GII, GIIH and Constellation; (vii) Amendment No. 7 filed on July 1, 2022 (the “Seventh Amendment”) by the Reporting Persons (other than CBG, GII and GIIH); and (viii) Amendment No. 8 filed on July 19, 2022 (the “Eighth Amendment” and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, and the Initial Schedule 13D, the “Schedule 13D”) by the Reporting Persons (other than CBG, GII and GIIH).

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Paragraphs (a) – (c) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(a) – (c) Current information concerning the identity and background of each executive officer and director of CBG, GII, GIIH, GCIC, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

Paragraphs (d)—(e) of Item 2 of the Schedule 13D is hereby revised and supplemented with the following:

(d) – (e) None of the Reporting Persons or, to the best knowledge of CBG and Greenstar LP, any of the Covered Persons has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

On October 24, 2022, Greenstar LP and CBG entered into a consent agreement (the “Consent Agreement”) with the Issuer, pursuant to which Greenstar LP and CBG have, subject to the terms and on the conditions set forth in the Consent Agreement, provided their consent in respect of a proposed corporate transaction by the Issuer (the “Transaction”) to consolidate its U.S. cannabis assets into a newly formed entity (“Canopy USA”). The Issuer only holds non-voting and non-participating exchangeable shares of Canopy USA which are convertible into common shares of Canopy USA. Third-party investors will hold 100% of the common shares of Canopy USA.

In connection with the Transaction, the Issuer has proposed to amend its share capital to (a) provide for the creation of a new class of non-voting and non-participating exchangeable shares which will be convertible into Common Shares (“Exchangeable Shares”), and (b) to restate the rights of the Common Shares to provide for the conversion of Common Shares into Exchangeable Shares on a one-for-one basis at any time at the option of the holder of such shares (the “Canopy Amendment”). The Issuer has stated its intention to hold a special meeting of shareholders to consider the Canopy Amendment. Greenstar LP and CBG have entered into a voting support agreement with the Issuer to vote in favor of the Canopy Amendment. If the Transaction is completed and the Canopy Amendment is authorized by the Issuer’s shareholders and adopted by the Issuer, Greenstar LP and CBG intend, subject to a final decision in their sole discretion, to exercise their rights to convert their Common Shares into Exchangeable Shares in accordance with the terms of the Exchangeable Shares.

If the Transaction is completed and the Canopy Amendment is authorized by the Issuer’s shareholders and adopted by the Issuer and Greenstar LP and CBG convert their Common Shares into Exchangeable Shares, (a) CBG intends to surrender its Warrants to the Issuer for cancellation; and (b) the parties intend to terminate the investor rights agreement, administrative services agreement, co-development agreement and all other commercial arrangements between Constellation or its subsidiaries and the Issuer, excluding the Consent Agreement and certain termination agreements. At the time of such conversion and terminations, Constellation and its subsidiaries would only have an interest in the non-voting and non-participating Exchangeable Shares and the Notes (as defined below). Constellation and its subsidiaries would have no further governance rights in relation to the Issuer, including rights to nominate members to the Board of Directors of the Issuer, or approval rights related to certain transactions and all nominees of Constellation and its subsidiaries will resign from the Board of Directors of the Issuer. Furthermore, Constellation will no longer (a) apply the equity method to its investment in Canopy, which will instead be accounted for at fair value with changes reported in income (loss) from unconsolidated investments within Constellation’s consolidated results; and (b) have a stand-alone Canopy operating segment and Canopy’s financial results will no longer be provided to, or reviewed by, Constellation’s Chief Operating Decision Maker and will not be used to make strategic decisions, allocate resources, or assess performance.

If Greenstar LP and CBG do not convert their Common Shares into Exchangeable Shares, the Issuer and its subsidiaries will not be permitted to exercise any rights to acquire shares and interests in entities carrying on cannabis-related business in the U.S., Canopy USA will be required to exercise its repurchase rights to acquire the interests in Canopy USA held by its third-party investors, and Greenstar LP and CBG will continue to have all existing rights under their agreements with the Issuer that predate the Consent Agreement, including governance rights in respect of the Issuer (such as board nomination rights and approval rights in respect of certain transactions).

If the Canopy Amendment is authorized by the Issuer’s shareholders, Greenstar LP and the Issuer also intend to negotiate an exchange of up to C$100 million aggregate principal amount of the Issuer’s 4.25% senior notes due 2023 (the “Notes”) held by Greenstar LP for Exchangeable Shares.

Except as set forth in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic and industry conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D is hereby revised and supplemented as follows:

(a) – (c) Greenstar LP has direct beneficial ownership of 66,999,258 Common Shares, representing approximately 13.9% of the issued and outstanding Common Shares of the Issuer as of October 20, 2022. GCIC is the general partner of Greenstar LP and is wholly-owned by Constellation Brands Canada Holdings ULC, which in turn is wholly-owned by Constellation Capital LLC, which in turn is wholly-owned by Constellation International Holdings Limited, which in turn is wholly-owned by Constellation.

In the aggregate, CBG has direct beneficial ownership of (i) 104,500,000 Common Shares of the Issuer, (ii) 88,472,861 Modified Tranche A Warrants exercisable at a price of C$50.40 per Common Share and expiring, in accordance with their terms, on November 1, 2023, (iii) 38,454,444 Modified Tranche B Warrants exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price of C$76.68 per share, and (iv) 12,818,148 Tranche C Warrants exercisable upon the exercise, in full, of the Modified Tranche A Warrants, at an exercise price based on the five-day volume-weighted trading price of the Issuer’s common shares on the Toronto Stock Exchange immediately prior to exercise, representing approximately 39.4% of the issued and outstanding Common Shares of the Issuer as of October 20, 2022. The Modified Tranche B Warrants and the Tranche C Warrants will expire on November 1, 2026. Additionally, the exercise price of the Tranche B Warrants and the Tranche C Warrants may be reduced in certain circumstances. CBG is wholly-owned by GII, which in turn is wholly-owned by GIIH, which in turn is wholly-owned by Constellation.

In the aggregate, Constellation has indirect beneficial ownership of (i) 171,499,258 Common Shares of the Issuer, (ii) 88,472,861 Modified Tranche A Warrants, (iii) 38,454,444 Modified Tranche B Warrants, and (iv) 12,818,148 Tranche C Warrants, representing approximately 50.2% of the issued and outstanding Common Shares of the Issuer as of October 20, 2022.

Except as set forth in the Schedule 13D, to the best knowledge of the Reporting Persons and other than as previously disclosed, the Covered Persons do not beneficially own any Common Shares as of October 20, 2022, other than Judy A. Schmeling, who holds 39,501 Common Shares which were acquired following the vesting of restricted stock units acquired as compensation for her position as a director of the Issuer, including 8,256 Common Shares from the vesting of restricted stock units, net of Common Shares withheld to satisfy tax withholding obligations in connection with such vesting, which were acquired on September 30, 2022, and restricted stock units convertible into 20,089 Common Shares, which were acquired on June 8, 2022 as compensation for her position as a director of the Issuer and that vest in two equal installments on December 31, 2022 and March 31, 2023. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

Except as set forth herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the Covered Persons, has engaged in any transaction involving any Common Shares since the Eighth Amendment was filed on July 19, 2022.

The aggregate percentage of Common Shares reported owned by the Reporting Persons is based upon 480,284,319 Common Shares outstanding, which is the total number of Common Shares outstanding as of October 20, 2022, as provided to the Reporting Persons by the Issuer, plus in the case of CBG, GII, GIIH and Constellation 139,745,453 Common Shares underlying the warrants held by CBG that are exercisable within 60 days of the date hereof and are treated as issued and outstanding only for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(1)(i) under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby revised and supplemented as follows:

In connection with the transactions described in Item 4 above, Greenstar LP, CBG and the Issuer entered into the Consent Agreement (which is described in Item 4) on October 24, 2022.

If the Transaction is completed and the Canopy Amendment is authorized by the Issuer’s shareholders and adopted by the Issuer and Greenstar LP and CBG convert their Common Shares into Exchangeable Shares, (a) CBG intends to surrender its Warrants to the Issuer for cancellation; and (b) the parties intend to terminate the investor rights agreement, administrative services agreement, co-development agreement and all other commercial arrangements between Constellation or its subsidiaries and the Issuer, excluding the Consent Agreement and certain termination agreements. At the time of such conversion and terminations, Constellation and its subsidiaries would only have an interest in the non-voting and non-participating Exchangeable Shares and the Notes. Constellation and its subsidiaries would have no further governance rights in relation to the Issuer, including rights to nominate members to the Board of Directors of the Issuer, or approval rights related to certain transactions and all nominees of Constellation and its subsidiaries will resign from the Board of Directors of the Issuer.

Other than as described in this Amendment and the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Consent Agreement, dated October 24, 2022, by and between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation (incorporated herein by reference to Exhibit 10.1 of Canopy Growth Corporation’s Form 8-K filed on October 26, 2022). *

Exhibit 99.2	Joint Filing Agreement among the Reporting Persons dated October 26, 2022.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2022	CBG Holdings LLC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar II LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar II Holdings LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Greenstar Canada Investment Limited Partnership
	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Greenstar Canada Investment Corporation

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Brands Canada Holdings ULC

	By:	/s/ Kenneth W. Metz
	Name:	Kenneth W. Metz
	Title:	President

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, Chief Legal Officer and Secretary

Annex A

The following is a list, as of October 26, 2022, of the executive officers and directors of each of CBG Holdings LLC, Greenstar II LLC, Greenstar II Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar II Holdings LLC:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Senior Vice President, Finance, Wine & Spirits Division and Controller of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
Kenneth W. Metz	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
Garth Hankinson	President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
James A. Sabia, Jr.	President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Executive Vice President	101 Mission Street, San Francisco, California 94105	US

Michael Becka	Vice President	131 S. Dearborn Street, Chicago, Illinois 60603	US

Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Thomas M. McCorry	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Kenneth W. Metz	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Michael Reitz	Vice President and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US

Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Brian S. Bennett	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Garth Hankinson	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
William A. Newlands	President and Chief Executive Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Robert Sands	Executive Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US

Richard Sands	Executive Vice Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US

James O. Bourdeau	Executive Vice President, Chief Legal Officer and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US

K. Kristann Carey	Executive Vice President and Chief Human Resources Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

James A. Sabia, Jr.	Executive Vice President and President, Beer Division	131 S. Dearborn Street, Chicago, Illinois 60603	US

Garth Hankinson	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Executive Vice President and President, Wine & Spirits Division	101 Mission Street, San Francisco, California 94105	US

Michael McGrew	Executive Vice President and Chief Communications, CSR and Diversity Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Mallika Monteiro	Executive Vice President and Chief Growth, Strategy and Digital Officer	131 S. Dearborn Street, Chicago, Illinois 60603	US

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Christy Clark	Senior Advisor, Bennett Jones LLP	207 High Point Drive, Building 100, Victor, New York 14564	Canada

Jennifer M. Daniels	Chief Legal Officer and Secretary of Colgate-Palmolive Company	207 High Point Drive, Building 100, Victor, New York 14564	US

Nicholas I. Fink	Chief Executive Officer of Fortune Brands Home & Security, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Jeremy S. G. Fowden	Chairman of the Board of Primo Water Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom

Ernesto M. Hernandez	Former President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

Susan Somersille Johnson	Chief Marketing Officer of Prudential, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US

Daniel J. McCarthy	Former President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US

Jose Manuel Madero Garza	Independent Business Consultant and Former Chief Executive Officer of Grupo Bepensa	207 High Point Drive, Building 100, Victor, New York 14564	Mexico

William A. Newlands	President and Chief Executive Officer of Constellation Brands, Inc.	131 S. Dearborn Street, Chicago, Illinois 60603	US

Richard Sands	Executive Vice Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert Sands	Executive Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US